Exhibit 1



                                            [GPC BIOTECH LOGO] [GRAPHIC OMITTED]

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                      GPC Biotech Reports Financial Results
                 for Third Quarter and First Nine Months of 2005

Martinsried/Munich (Germany) and U.S. Research & Development Facilities in Waltham/Boston, Mass. and Princeton, N.J., November 3, 2005 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported financial results for the third quarter and first nine months ended September 30, 2005.

Quarter over quarter results: third quarter 2005 compared to second quarter 2005 Revenues for the third quarter of 2005 decreased 15% to (euro) 2.1 million compared to (euro) 2.5 million for the previous quarter. Research and development (R&D) expenses increased 6% to (euro) 14.8 million for the third quarter of 2005 compared to (euro)14.0 million for the second quarter of 2005. General and administrative (G&A) expenses for the third quarter of 2005 decreased 30% to (euro) 4.6 million compared to (euro) 6.6 million for the previous quarter. G&A expenses for the second quarter of 2005 included a charge of (euro) 2.8 million related to a contractual loss on a sublease. The Company's net loss increased 3% to (euro) (16.5) million in the third quarter of 2005, compared to (euro) (16.0) million for the previous quarter. Basic and diluted loss per share was (euro) (0.55) for the third quarter of 2005 compared to
(euro) (0.53) for the previous quarter.

Comparison to previous year: third quarter 2005 compared to third quarter 2004 Revenues for the three months ended September 30, 2005 decreased 18% to (euro)
2.1 million compared to (euro) 2.6 million for the same period in 2004. R&D expenses increased 58% for the third quarter of 2005 to (euro) 14.8 million compared to (euro) 9.4 million for the same period in 2004. The increase in the third quarter of 2005 was mainly due to increased drug development activities, including costs related to the satraplatin

SPARC Phase 3 registrational trial. G&A expenses for the third quarter of 2005 increased 26% to (euro) 4.6 million compared to (euro) 3.7 million for the same quarter in 2004. Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were (euro) 1.6 million for the third quarter of 2005 compared to (euro) 0.7 million for the same period in 2004. Net loss for the third quarter of 2005 increased 68% to (euro) (16.5) million compared to (euro) (9.8) million for the third quarter of 2004. Basic and diluted loss per share was (euro) (0.55) for the third quarter of 2005 compared to (euro) (0.34) for the same period in 2004.

First nine months of 2005 compared to first nine months of 2004
As anticipated, revenues decreased 29% to (euro) 6.5 million for the nine months ended September 30, 2005, compared to (euro) 9.1 million for the same period in 2004. R&D expenses increased 45% to (euro) 40.1 million for the first nine months of 2005 compared to (euro) 27.7 million for the same period in 2004. The increase was mainly due to increased drug development activities, including the continued ramp-up of patient enrollment in the satraplatin SPARC Phase 3 registrational trial, as well as increased drug discovery efforts following the acquisition of the assets of Axxima Pharmaceuticals in early 2005. In the first nine months of 2005, G&A expenses increased 63% to (euro) 15.1 million compared to (euro) 9.3 million for the first nine months of 2004. G&A expenses for the 2005 period include a charge related to the contractual loss on a sublease of
(euro) 2.9 million. Non-cash charges for stock options and convertible bonds, which are included in R&D and G&A expenses, were (euro) 5.0 million for the first nine months of 2005 compared to (euro) 1.7 million for thE same period in 2004. Inclusive of the charge related to the sublease, net loss increased 72% to
(euro) (45.0) million compared to the first nine months of 2004. Basic and diluted loss per share was (euro) (1.51) compared to (euro) (1.10) for the same period in 2004. Figures related to the acquisition of the assets of Axxima Pharmaceuticals are subject to change.

As of September 30, 2005, cash, cash equivalents, marketable securities and short-term investments totaled (euro) 108.9 million (December 31, 2004: (euro)
131.0 million), including (euro) 1.5 million in restricted cash. The net cash burn was (euro) 36.5 million for the first nine months of 2005. Net cash burn is derived by adding net cash used in operating activities ((euro) 33.0 million) and purchases of property, equipment and licenses ((euro) 3.5 million). The figures used to calculate net cash burn are contained in the Company's unaudited consolidated statements of cash flows for the nine-month period ended September 30, 2005. Net cash burn was (euro) 12.9 million for the third quarter of 2005,
(euro) 11.9 million for the second quarter of 2005 and (euro) 11.6 million for the first quarter of 2005.

"Our financial results continue to reflect our expanding efforts to successfully develop our anticancer drug candidates, especially satraplatin, and broaden their potential," said Mirko Scherer, Ph.D., Senior Vice

President and Chief Financial Officer. "We remain in a strong financial position to move our key programs forward."

"We continue to make good progress with our oncology drug programs," said Bernd
R. Seizinger, M.D., Ph.D., Chief Executive Officer. "The satraplatin SPARC trial continues to be one of the fastest accruing large randomized Phase 3 trials for chemotherapy drugs in prostate cancer. There were 840 patients enrolled in this study as of October 26, 2005, keeping us on track, should current accrual rates continue, to complete enrollment by the end of this year. I am also pleased that we were able to open for accrual another satraplatin trial - a Phase 2 study in patients with metastatic breast cancer. This study is part of our ongoing strategy to broadly explore the potential of satraplatin in additional areas of unmet medical need beyond the initial indication of second-line hormone-refractory prostate cancer. We look forward to continuing to drive forward satraplatin, as well as our other programs, in the months ahead."

Highlights since second quarter of 2005 update

     o The satraplatin SPARC registrational trial remains one of the fastest accruing, large randomized Phase 3 trials for chemotherapy drugs in prostate cancer. 840 patients had been accrued to the trial as of October 26, 2005. The Company anticipates completing patient enrollment by the end of 2005.
     o Phase 2 single-arm study evaluating satraplatin in the treatment of metastatic breast cancer opened for accrual.
     o Article published in Chemistry and Biology regarding GPC Biotech work in novel kinase inhibitors.

Conference call scheduled
As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on Thursday, November 3, 2005 at 14:00 CET/8:00 AM EST. The dial-in numbers for the call are as follows:

         European participants: 0049 (0)69 500 71846
         U.S. participants: 1-866-362-5158  (toll-free)

GPC Biotech AG is a biopharmaceutical company discovering and developing new anticancer drugs. The Company's lead product candidate - satraplatin - is currently in a Phase 3 registrational trial as a second-line chemotherapy treatment in hormone-refractory prostate cancer following successful completion of a Special Protocol Assessment by the U.S. FDA and receipt of a Scientific Advice letter from the European central regulatory authority, EMEA. The FDA has also granted fast track designation to satraplatin for this indication. Other anticancer programs include: a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and a small molecule broad-spectrum cell cycle inhibitors program, currently in pre-clinical development. The Company also has a number of drug discovery programs that leverage its expertise in kinase inhibitors. GPC Biotech has a multi-year alliance with ALTANA Pharma AG working with the ALTANA Research Institute in the U.S., which provides GPC Biotech with revenues through mid-2007. GPC Biotech AG is headquartered in Martinsried/Munich (Germany). The Company's wholly owned U.S. subsidiary has research and development sites in Waltham, Massachusetts and Princeton, New Jersey. For additional information, please visit the Company's Web site at www.gpc-biotech.com.


This press release may contain projections or estimates relating to plans and objectives relating to our future operations, products, or services; future financial results; or assumptions underlying or relating to any such statements; each of which constitutes a forward-looking statement subject to risks and uncertainties, many of which are beyond our control. Actual results could differ materially depending on a number of factors, including the timing and effects of regulatory actions, the results of clinical trials, the Company's relative success developing and gaining market acceptance for any new products, and the effectiveness of patent protection. There can be no guarantee that the SPARC trial will be completed in a timely manner, if at all. In addition, there can be no guarantee regarding the results of ongoing studies with satraplatin or 1D09C3. Additionally, there can be no guarantee that satraplatin or 1D09C3 will be approved for marketing in a timely manner, if at all. We direct you to the Company's Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2004 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the Company's future results, performance and achievements. The Company disclaims any intent or obligation to update these forward-looking statements or the factors that may affect the Company's future results, performance or achievements, even if new information becomes available in the future.

For further information, please contact:

------------------------------------------------------------------------------------------------
GPC Biotech AG                                               Additional Media Contacts:
Fraunhoferstr. 20
82152 Martinsried/Munich, Germany                            In Europe:
                                                             Maitland Noonan Russo
Martin Braendle                                              Brian Hudspith
Associate Director, Investor Relations & Corporate           Phone: +44 (0)20 7379 5151
Communications                                               bhudspith@maitland.co.uk
Phone: +49 (0)89 8565-2693
ir@gpc-biotech.com
------------------------------------------------------------------------------------------------

In the U.S.: Laurie Doyle                                    In the U.S.:
Associate Director, Investor Relations & Corporate           Euro RSCG Life NRP
Communications                                               Matt Haines
Phone: +1 781 890 9007 X267                                  Phone: +1 212 845 4235
usinvestors@gpc-biotech.com                                  matthew.haines@eurorscg.com
---------------------------

------------------------------------------------------------------------------------------------

                              - Financials follow -

Consolidated Statements of Operations (U.S. GAAP)

                                                              Three months ended September 30,       Nine months ended September 30,
in thousand (euro), except share and per share data      2005 (unaudited)    2004 (unaudited)    2005 (unaudited)   2004 (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
Collaborative revenues (a)                                          2,126                2,591             6,494             9,146
Total revenues                                                      2,126                2,591             6,494             9,146
Research and development expenses                                  14,817                9,359            40,052            27,655
General and administrative expenses                                 4,599                3,657            15,115             9,295
In process research and development                                     -                    -               683                 -
Amortization of acquired intangible assets                            111                   22               272               147
Total operating expenses                                           19,527               13,038            56,122            37,097
------------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                    (17,401)             (10,447)          (49,628)          (27,951)
Other income                                                          534                  269             2,741               799
Interest income                                                       686                  736             2,462             1,825
Other expenses                                                       (294)                (381)             (519)             (717)
Interest expense                                                      (22)                 (22)              (89)              (73)
------------------------------------------------------------------------------------------------------------------------------------
Net loss                                                          (16,497)              (9,845)          (45,033)          (26,117)

Basic and diluted net loss per share, in euro                       (0.55)               (0.34)            (1.51)            (1.10)
Shares used in computing basic and diluted loss per share      30,091,361           28,549,712        29,762,459        23,685,873

---------------------
(a) Revenues from related party
Collaborative revenues                                              2,047                2,591             6,304             9,146

See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Balance Sheets (U.S. GAAP)
in thousand (euro), except share data and per share data

Assets                                            September 30, 2005 (unaudited)  December 31, 2004
-----------------------------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                              9,465              59,421
  Marketable securities and short-term investments                      97,921              69,248
  Accounts receivable                                                       30                   -
  Accounts receivable, related party                                       193               1,006
  Prepaid expenses                                                       1,658               1,170
  Other current assets                                                   3,047               4,211
-----------------------------------------------------------------------------------------------------
Total current assets                                                   112,314             135,056
-----------------------------------------------------------------------------------------------------
Property and equipment, net                                              3,566               2,615
Acquired Intangible assets, net                                          1,432                 413
Other assets, non-current                                                1,356               1,488
Restricted cash                                                          1,530               2,321
-----------------------------------------------------------------------------------------------------
Total assets                                                           120,198             141,893

Liabilities and shareholders' equity
-----------------------------------------------------------------------------------------------------
Current liabilities
  Accounts payable                                                       2,332                 519
  Accrued  expenses and other  current liabilities                       9,961               6,910
  Current portion of deferred revenue                                      222                   -
  Current portion of deferred revenue, related party                     2,519               4,938
-----------------------------------------------------------------------------------------------------
Total current liabilities                                               15,034              12,367

Deferred revenue, net of current portion                                   111                   -
Deferred revenues, related party, net of current portion                 1,463               2,925
Convertible bonds                                                        1,754               1,768
Other non-current liabilities                                            2,622                   -


Shareholders' equity
Ordinary shares, (euro) 1 non-par, notional value;
  Shares authorized: 53,780,630 as of September 30, 2005
    and 51,655,630 as of December 31, 2004
  Shares issued and outstanding:  30,116,985 as of September 30, 2005
    and 28,741,194 as of December 31, 2004                              30,117              28,741
  Additional paid-in capital                                           283,131             266,074
  Accumulated other comprehensive loss                                  (1,751)             (2,732)
  Accumulated deficit                                                 (212,283)           (167,250)
-----------------------------------------------------------------------------------------------------
Total shareholders' equity                                              99,214             124,833
-----------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                             120,198             141,893

See accompanying notes to unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows (U.S. GAAP)
                                                 Nine months ended September 30,
in thousand (euro)                          2005 (unaudited)    2004 (unaudited)
--------------------------------------------------------------------------------
Cash flows from operating activities
Net loss                                            (45,033)           (26,117)
Adjustments to reconcile net loss to
 net cash used in operating activities:
  Depreciation                                        2,997              1,217
  Amortization                                          273                147
  Compensation cost for stock option
   plan and convertible bonds                         5,001              1,661
  Loss accrual on sublease contract                   2,894                  -
  Acquired in-process research and development          683                  -
  Accrued interest income on marketable securities
   and short-term investments                          (554)              (504)
  Bond premium amortization                             430                373
 (Gain)/loss on disposal of property and equipment      (80)                56
 (Gain)/loss on marketable securities and short-term
   investments                                       (2,105)               129
 Changes in operating assets and liabilities:
   Accounts receivable, related party                   813               (188)
   Accounts receivable                                  (30)               531
   Other assets, current and non-current              1,328               (343)
   Accounts payable                                   1,713               (249)
   Deferred revenue                                     333                  -
   Deferred revenue, related party                   (3,899)            (4,066)
   Other liabilities and accrued expenses             2,195               (677)
--------------------------------------------------------------------------------
Net cash used in operating activities               (33,041)           (28,030)

Cash flows from investing activities
Purchases of property, equipment and licenses        (3,482)              (872)
Proceeds from the sale of property and equipment        113                  -
Proceeds from sale of marketable securities
 and short-term investments                          79,319             26,028
Purchases of marketable securities and
 short-term investments                            (106,125)           (52,134)
--------------------------------------------------------------------------------
Net cash used in investing activities               (30,175)           (26,978)

Cash flows from financing activities
Proceeds from issuance of shares                     10,412                  -
Proceeds from equity offering,
 net of payments for costs of transaction                 -             79,893
Proceeds from issuance of convertible bonds               -                350
Payments for cancellation of convertible bonds           (8)                (4)
Proceeds from exercise of stock options and
 convertible bonds                                      347              1,626
Principal payments under capital lease obligations        -               (246)
Principal payments of loans                               -               (128)
--------------------------------------------------------------------------------
Net cash provided by financing activities            10,751             81,491
Effect of exchange rate changes on cash               1,470                 42
Changes in Restricted cash                            1,039                (14)
Net increase/(decrease) in cash                     (49,956)            26,511
Cash and cash equivalents at the beginning of
 the period                                          59,421             34,947
--------------------------------------------------------------------------------
Cash and cash equivalents at the end
 of the period                                        9,465             61,458

Non-cash investing and financing activities:
 Accrual of cost incurred in
  connection with equity offering                         -              1,994
 Amounts receivable for
  convertible bonds granted but
  not paid in                                             -                245

See accompanying notes to unaudited interim consolidated financial statements.

     Consolidated Statements of Changes in Shareholder's Equity (U.S. GAAP)


                                                                                             Accumulated
                                          Ordinary shares                                          Other                      Total
                                         -----------------  Additional Paid-   Subscribed  Comprehensive  Accumulated Shareholders'
in thousand (euro), except share data       Shares   Amount        in Capital      Shares         Income      Deficit        Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2003         20,754,075   20,754           190,335          215        (2,102)    (127,323)       81,879
-----------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
  Net loss                                                                                                    (26,117)      (26,117)
  Change in unrealized gain on
    available-for-sale securities                                                                   (248)                      (248)
  Accumulated translation adjustments                                                                 75                         75
                                                                                                                            -------
  Total comprehensive loss                                                                                                  (26,290)
Issuance of shares in equity
  offering                               7,160,000    7,160            70,739                                                77,899
Exercise of stock options
  and convertible bonds                    721,649      722             1,165         (215)                                   1,672
Compensation costs, stock
  options and convertible bonds                                         1,661                                                 1,661
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 2004        28,635,724   28,636           263,900            -        (2,275)    (153,440)      136,821
 (unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 2004         28,741,194   28,741           266,074            -        (2,732)    (167,250)      124,833
-----------------------------------------------------------------------------------------------------------------------------------
Components of comprehensive loss:
  Net loss                                                                                                    (45,033)      (45,033)
  Change in unrealized gain on
    available-for-sale securities                                                                   (362)                      (362)
  Accumulated translation adjustments                                                              1,343                      1,343
                                                                                                                            -------
  Total comprehensive loss                                                                                                  (44,052)
Issuance of shares in asset
  acquisition                            1,311,098    1,311            11,768                                                13,079
Exercise of stock options and
  convertible bonds                         64,693       65               288                                                   353
Compensation costs, stock
  options and convertible bonds                                         5,001                                                 5,001
------------------------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 2005        30,116,985   30,117           283,131            -        (1,751)    (212,283)       99,214
 (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to unaudited interim consolidated financial statements.

                           GPC Biotech AG, Martinsried
        Notes to the Unaudited Interim Consolidated Financial Statements


1.   Basis of Presentation

        The accompanying unaudited consolidated financial statements of GPC Biotech AG (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2005 are not necessarily indicative of results to be expected for the full year ending December 31, 2005. The balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2004.

2.   Acquisition of Significant Assets

         On March 2, 2005, the Company entered into agreements to acquire significant assets of Axxima Pharmaceuticals AG ("Axxima"), a Munich-based company in bankruptcy proceedings. Axxima was a drug discovery company focusing on the field of kinase inhibition. The acquisition of these assets is expected to assist in the growth of the Company's drug pipeline with novel mechanism-based therapies to treat cancer.

         The aggregate purchase price of the assets was (euro) 13.1 million, which was paid for by issuing 1,311,098 ordinary shares. The value of the shares issued was determined based on an average closing price of the Company's shares around the transaction date of March 2, 2005. Costs of the transaction and costs of registering the shares were also considered in the value of the transaction. The transaction has been accounted for as an acquisition of assets in a transaction other than a business combination.

         The following table summarizes the estimated fair values of the assets acquired. The allocation of the purchase price is preliminary and subject to adjustment.

                                                (in thousand (euro))
                                              ---------------------
Cash                                                       10,705
Property and equipment                                      2,683
In-process research and development acquired                  683
Grant payments receivable                                   1,372
Intangible asset subject to amortization:
   Lease contract                                             353
                                              --------------------
   Total assets acquired                                   15,796

Payments due                                               (2,293)
Deferred tax liability                                       (424)
                                              --------------------
   Total liabilities assumed                               (2,717)
                                              --------------------
   Net assets acquired                                     13,079
                                              ====================

         The (euro) 0.7 million assigned to acquired in process research and development were expensed at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method. The amount is included in operating expenses.

3.   Restricted Cash

        Restricted cash was reduced during the second quarter of 2005 in accordance with the terms of a facilities lease.

4.   Contractual Loss on Sublease

        In April 2005, the Company subleased facilities to a third party for an initial period of three years. The costs incurred under the sublease are expected to exceed the sublease revenues. A loss in the amount of (euro) 2.8 million was recognized in general and administrative expenses in the second quarter of 2005. This amount represents the discounted future net cash disbursements over the remaining period of the lease agreement. An additional loss of (euro) 0.1 million was accreted during the third quarter to adjust the present value of the contractual loss.

5.   Loss per Share

        Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options, warrants and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options, warrants and convertible debt would be antidilutive.

6.   Comprehensive Loss

        Comprehensive loss was (euro) 44.1 million and (euro) 26.3 million for the nine months ended September 30, 2005 and 2004, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at September 30, 2005 and 2004 reflected (euro) 0.1 million and (euro) 0.4 million of unrealized gains on marketable securities and short-term investments, and (euro) 1.9 million and (euro) 2.1 million of cumulative foreign currency translation loss adjustments, respectively.

7.   Shareholders' Equity

        During the nine months ended September 30, 2005, employees and convertible bondholders of the Company exercised some of their fully vested options and convertible bonds, receiving 64,693 new ordinary shares of the Company.

        As of September 30, 2005, a total of 580,000 convertible bonds at a total nominal value of (euro) 580,000 have been granted, but not issued or paid in.

8.   Additional Disclosures

        The following disclosures are provided to comply with disclosure requirements of the Exchange Rules of the Frankfurt Stock Exchange.

Number of Employees

As of September 30, 2005 and 2004, the number of employees totaled 229 and 167, respectively.

Shareholdings of Management

As of September 30, 2005, the members of the Management Board and Supervisory Board held shares, options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

                                                                            Number of    Number of Stock
                                             Number of       Number of     Convertible     Appreciation
                                               Shares         Options         Bonds           Rights
-----------------------------------------------------------------------------------------------------------
Management Board
-----------------------------------------------------------------------------------------------------------
Bernd R. Seizinger, M.D., Ph.D.                         -        1,374,280         600,000              -
Elmar Maier, Ph.D.                                 266,000         289,000         191,000              -
Sebastian Meier-Ewert, Ph.D.                       333,200         299,000         230,500              -
Mirko Scherer, Ph. D.                               24,000         429,000         201,000              -

Supervisory Board
-----------------------------------------------------------------------------------------------------------
Jurgen Drews, M.D. (Chairman)                       28,800          10,000          25,000          40,000
Michael Lytton (Vice Chairman)                          -           10,000          39,000          30,000
Metin Colpan, Ph.D.                                 14,400          10,000          15,000          22,500
Prabhavathi Fernandes, Ph.D.                            -               -           10,000          24,750
Peter Preuss                                        80,000              -           30,000          24,750
James Frates                                         1,000              -               -           30,000